

April 26, 2011

<u>Via E-mail</u>
Hongqiang Xu
President and Chief Executive Officer
China Ticket Center, Inc.
28248 North Tatum Boulevard, Suite B-1-434
Cave Creek, Arizona 85331

> **Re:** **China Ticket Center, Inc.**
> **Form 10-12G**
> **Filed March 30, 2011**
> **File No. 000-54317**

Dear Mr. Xu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are voluntarily registering your class of common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1. Business, page 1

Form of Acquisition, page 4

2. Please disclose whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition.

3. Please provide more detail as to how the company intends to search for a target company, addressing matters such as the approximate number of persons who will be contacted or solicited and their relationship to the company's promoters or management.

Item 1A. Risk Factors, page 6

4. If material, please address the following risks, or advise:

   - Your ability to "meet the costs of filing Exchange Act reports during the next 12 months."
   - Your management team has not committed to pay the costs of fulfilling your Exchange Act requirements "beyond the preparation of the Form 10-K for the fiscal year ending December 31, 2011."
   - If you enter into a business combination with a target entity, you "will require the target company to pay the acquisition related fees and expenses as a condition precedent to such an agreement."
   - Your stock likely will be subject to rules regarding "penny stock."

Management's Plan of Operation, page 12

5. Please add your lack of diversification as an item in the risk factors section, considering you refer to it as a "substantial risk."

Item 5. Directors and executive officers, page 15

6. Please provide Mr. Xu's correct title or advise.

7. Please describe the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Xu, Tan and Zhang should serve as directors in light of your business and structure. Please see Item 401(e)(1) of Regulation S-K. In addition, please describe the principal business in which each of Beijing Hengtonglihua Information Technology Co. Ltd., Beijing Top Travel Flight Services Co. Ltd., G1 Capital (Ningbo) Investment, Consultant and Management Co., Ltd., Jolmo (Foshan) Investment, Consultant and Management Co. Ltd. and AdvanceX (Guangzhou) Investment & Consulting Co. Ltd. is engaged.

Item 6. Executive Compensation, page 16

8. Please identify Mr. Keaveney or advise.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 16

9. Please revise to include the disclosure required by Item 404(c) of Regulation S-K regarding promoters.

Item 11. Description of Securities, page 18

10. Please revise this section to clarify that there is no guarantee your stock will be listed on an exchange or quoted on the OTC Bulletin Board and that, even if your stock is listed on an exchange or quoted on the OTC Bulletin Board, there is no guarantee that a market for your stock will develop or be sustained. In addition, we note your statement that you "may have a market maker apply for quotation of [y]our securities on the Over-the-Counter Bulletin Board"; please revise your disclosure to clarify that there is no guarantee that you will find a market maker to apply for quotation on your behalf or that any such application will be accepted.

Item 15. Financial Statements and Exhibits, page 20

11. Please file as an exhibit any subscription agreement that you used in issuing shares to your officers and directors, or advise us supplementally that you did not use such agreements.

Report of Independent Registered Public Accounting Firm, page F-1

12. Please have your auditors revise the first paragraph of their report to ensure the dates of the referenced financial statements match the dates of the financial statements beginning on page F-2.

Exhibit 23.1 – Consent of Accountants

13. As indicated by the exhibit table in Item 601 of Regulation S-K, you are not required to provide a consent from your auditors within this Form 10. If you decide to retain the consent, however, please ensure your auditors revise their language to comply with Rule 436 of Regulation C. For example, your auditor should expressly consent to the use of their report within this Form 10 and should not refer to "any filings that are necessary now or in the near future."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me, at (202) 551-3720, with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

H. Christopher Owings
Assistant Director

cc: David E. Wise, Esq.